Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Doses First Patient in Triple Combination COM701,
COM902 and Pembrolizumab MSS CRC Proof of Concept Study

•	Study builds on clinical benefit reported in heavily pretreated MSS CRC patients with liver metastases treated with dual combination of COM701 and nivolumab
•	Initial findings expected by the end of 2023

HOLON, ISRAEL – March 6, 2023 – Compugen Ltd. (Nasdaq: CGEN), a clinical-stage    cancer immunotherapy company and a pioneer in computational target discovery, today announced that the first patient has been dosed in the triple combination proof of concept study evaluating COM701, Compugen’s potential first-in-class anti-PVRIG antibody, in combination with COM902, Compugen’s potential best-in-class anti-TIGIT antibody and pembrolizumab in patients with metastatic microsatellite stable colorectal cancer (MSS CRC).

“We are very excited that the first patient with MSS CRC has been dosed with the triple combination of COM701, COM902 and pembrolizumab in our proof-of-concept study, reflecting our ability to execute. This milestone keeps us on track to report initial findings by the end of this year,” said Anat Cohen-Dayag, Ph.D., President, and CEO of Compugen. “The goal of the study is to build on the encouraging data previously reported by us at the annual meeting of the Society for Immunotherapy of Cancer, 2022, with the dual blockade of PVRIG and PD-1; help us better understand the contribution of the components, and build on the biomarker work we are doing to try and identify the patients most likely to respond, with the purpose of building a path to registration.”

“Treatment options are limited for patients with metastatic microsatellite stable colorectal cancer who have exhausted standard of care and in particular for the majority of patients who also have liver metastases,” said Dr. Manish Sharma, Associate Director of Clinical Research at START Midwest in Grand Rapids, Michigan. “I am very excited to have dosed the first patient in this proof-of-concept study with the novel triple combination of COM701, COM902 and pembrolizumab which I hope will bring new treatment options for patients with MSS CRC.”

Details on the study:
This proof-of-concept study (NCT04354246) is an open label study evaluating the combination of COM701 with COM902 and pembrolizumab in up to 20 patients with metastatic microsatellite stable colorectal cancer patients who have previously received up to 3 lines of therapy. The study includes patients with liver metastases. The initiation of the study is based on Phase 1 cohort expansion data reported at SITC 2022, showing anti-tumor activity and potent immune modulation with the combination of COM701 and nivolumab in metastatic MSS CRC patients.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has developed two proprietary product candidates: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class antibody targeting TIGIT for the treatment of solid tumors. Compugen also has a clinical stage partnered program, rilvegostomig (previously AZD2936), a PD-1/TIGIT bi-specific derived from COM902, that is in Phase 2 development by AstraZeneca through a license agreement for the development of bi-specific and multi-specific antibodies. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance. The most advanced program, COM503 is advancing in IND enabling studies. COM503 is a potential first-in-class, high affinity antibody which blocks the interaction between IL-18 binding protein and IL-18, thereby releasing the natural IL-18 into the tumor microenvironment to inhibit cancer growth. Compugen is headquartered in Israel, with offices in San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements regarding timing to share initial findings from the said MSS CRC proof of concept study; and statements regarding the hope that the novel triple combination of COM701, COM902 and pembrolizumab will bring new treatment options for patients with MSS CRC. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: clinical development involves a lengthy and expensive process, with an uncertain outcome and Compugen may encounter substantial delays or even an inability to begin clinical trials for any specific product or may not be able to conduct or complete our trials on the timelines it expects; clinical trials of any product candidates that Compugen, or any current or future collaborators may conduct, may fail to satisfactorily demonstrate safety and/or efficacy, and Compugen, or any collaborator, may incur additional costs or experience delays in completing, or ultimately be unable to complete the development and commercialization of these product candidates; Compugen cannot provide assurance that our business model will succeed in generating substantial revenues; Compugen’s approach to the discovery of therapeutic products is based on its predictive computational discovery capabilities that are not yet fully proven clinically, and Compugen do not know whether it will be able to discover and develop additional potential product candidates or products of commercial value. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Yvonne Naughton, Ph.D.
Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071